UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-31995

MEDICURE INC.

(Translation of registrant's name into English)

2-1250 Waverley Street

Winnipeg, MB Canada R3T 6C6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT LIST

Exhibit	Title

99.1	News Release dated February 1, 2023 - MEDICURE ANNOUNCES RESIGNATION OF BOARD MEMBER AND GRANT OF STOCK OPTIONS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medicure Inc.
(Registrant)

Date: February 1, 2023	By:	/s/ Dr. Albert D. Friesen
Dr. Albert D. Friesen
Title: CEO